UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

FISKER INC.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

33813J106

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filingof this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

1.	Names of Reporting Persons MOORE CAPITAL MANAGEMENT, LP
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 8,583,630
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,583,630
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,583,630
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 4.8%
12.	Type of Reporting Person (See Instructions) PN; IA

1.	Names of Reporting Persons MOORE CAPITAL ADVISORS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 8,583,630
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,583,630
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,583,630
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 4.8%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons MMF LT, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 8,583,630
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,583,630
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,583,630
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 4.8%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons MOORE STRATEGIC VENTURES, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons KENDALL CAPITAL MARKETS, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons LOUIS M. BACON
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 8,583,630
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,583,630
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,583,630
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 4.8%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer:

Fisker Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

1888 Rosecrans Avenue

Manhattan Beach, CA 90266

Item 2(a).	Name of Person Filing

This statement is being filed (1) by Moore Capital Management, LP, a Delaware limited partnership (“MCM”), (2) Moore Capital Advisors, L.L.C., a Delaware limited liability company (“MCA”), (3) by MMF LT, LLC, a Delaware limited liability company (“MMF”), (4) by Moore Strategic Ventures, LLC, a Delaware limited liability company (“MSV”), (5) by Kendall Capital Markets, LLC, a Delaware limited liability company (“KCM”) and (6) by Louis M. Bacon (“Mr. Bacon”), a United States citizen, in his capacity as chairman, chief executive officer and director of MCM. MCM, the investment manager of MMF, has voting and investment control over the shares held by MMF. Louis M. Bacon controls the general partner of MCM and may be deemed the beneficial owner of the shares held by MMF. Mr. Bacon also is the indirect majority owner of MMF. KCM, the investment manager of MSV, has voting and investment control over the shares held by MSV. Louis M. Bacon controls KCM and may be deemed the beneficial owner of the shares held by MSV. Each of MCM, MMF, MSV, KCM and Mr. Bacon, in the capacities set forth above, may be deemed to be the beneficial owner of Shares, as applicable.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each of MCM, MCA, MMF, MSV, KCM and Mr. Bacon is located at 11 Times Square, 39th Floor, New York, New York 10036.

Item 2(c).	Citizenship:

i)	MCM is a Delaware limited partnership;

ii)	MCA is a Delaware limited liability company;

iii)	MMF is a Delaware limited liability company;

iv)	MSV is a Delaware limited liability company;

v)	KCM is a Delaware limited liability company; and

vi)	Mr. Bacon is a United States citizen.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.00001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

33813J106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

The Reporting Persons are filing this amendment primarily to reflect certain intra-group transfers of the Shares.

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of MCM, MCA, MMF and Mr. Bacon may be deemed to be the beneficial owner of 8,583,630 Shares held by MMF and each of MSV, KCM and Mr. Bacon may be deemed to be the beneficial owner of no Shares held by MSV.

Item 4(b).	Percent of Class:

According to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2022, the number of Shares outstanding as of November 3, 2022 was 179,556,338. As of the date hereof, each of MCM, MCA, MMF and Mr. Bacon may be deemed to be the beneficial owner of 4.8% of the total number of Shares outstanding and MSV and KCM may be deemed to be the beneficial owner of 0% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

MCM
(i)	Sole power to vote or direct the vote	8,583,630
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	8,583,630
(iv)	Shared power to dispose or to direct the disposition of	0
MCA
(i)	Sole power to vote or direct the vote	8,583,630
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	8,583,630
(iv)	Shared power to dispose or to direct the disposition of	0
MMF
(i)	Sole power to vote or direct the vote	8,583,630
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	8,583,630
(iv)	Shared power to dispose or to direct the disposition of	0
MSV
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

KCM
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0
Mr. Bacon
(i)	Sole power to vote or direct the vote	8,583,630
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	8,583,630
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023	MOORE CAPITAL MANAGEMENT, LP

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: February 14, 2023	MOORE CAPITAL ADVISORS, L.L.C.

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: February 14, 2023	MMF LT, LLC

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: February 14, 2023	MOORE STRATEGIC VENTURES, LLC

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: February 14, 2023	KENDALL CAPITAL MARKETS, LLC

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: February 14, 2023	LOUIS M. BACON

	By:	/s/ James E. Kaye
James E. Kaye
Attorney-in-Fact

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of February 14, 2023, by and between Moore Capital Management, LP, Moore Capital Advisors, L.L.C., MMF LT, LLC, Moore Strategic Ventures, LLC, Kendall Capital Markets, LLC and Louis M. Bacon.

B.	Power of Attorney, dated as of February 10, 2022, granted by Louis M. Bacon in favor James E. Kaye and James Danza